May 5, 2009
Via EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall

Re:	Pfizer Inc.
Registration Statement on Form S-4
Filed March 27, 2009
File No. 333-158237

Pfizer Inc.
Annual Report on Form 10-K
Filed February 27, 2009
Schedule 14A
Filed March 13, 2009
File No. 001-03619
Ladies and Gentlemen:
     On behalf of our client, Pfizer Inc. (“Pfizer”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 22, 2009 (the “Comment Letter”), with respect to Pfizer’s Registration Statement on Form S-4 filed with the Commission on March 27, 2009 (SEC File No. 333-158237) (the “Form S-4”) in connection with its proposed merger with Wyeth (“Wyeth”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-4, and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Form S-4 as filed on March 27, 2009
     Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Pfizer’s and, where appropriate, Wyeth’s responses thereto.

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Form S-4
General
1.	Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicit proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.
Response
     Pfizer and Wyeth confirm that they will file with the Commission any written instructions, scripts, and outlines that will be used to solicit proxies on behalf of Wyeth through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of Wyeth, in each case, pursuant to, and to the extent required by, applicable rules and regulations.
Cover Page of Form S-4
2.	Please amend the cover page of your Form S-4 to include the new check-boxes relating to cross-border tender offers required by SEC Release No. 33-8957.
Response
     In response to the Staff’s comment, we have revised the cover page of Amendment No. 1 to the Form S-4.
Summary, page 6
Board of Directors of Pfizer following Completion of the Merger, page 10
3.	We note your disclosure here, and elsewhere throughout the proxy statement/prospectus, that two members of the Wyeth Board of Directors at the time the merger becomes effective will be appointed to the Pfizer Board of Directors. While we recognize that the identity of the two directors of the Wyeth Board to be appointed to the Pfizer Board is unknown, please disclose who will be responsible for the appointment of the two directors and the procedure that will be used.
Response
     In response to the Staff’s comment, we have revised Amendment No. 1 to the Form S-4 to disclose who will be responsible for the appointment of the two Wyeth directors to the Pfizer board of directors and the procedures to be followed in determining such appointment.

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No Pfizer Stockholder Approval, page 17
4.	Please provide us with an analysis supporting your determination that the approval of the Pfizer shareholders is not necessary.
Response
     Approval of Pfizer’s shareholders for the issuance of Pfizer common stock to Wyeth shareholders in connection with the merger would be required under the circumstances described in section 312.03(c) of the NYSE Listed Company Manual. In particular, section 312.03(c) of the NYSE Listed Company Manual provides that shareholder approval is required for the issuance of common stock or securities convertible into or exercisable for common stock in any transaction or series of related transactions, if (i) the number of shares of common stock to be issued is, or will be upon issuance, equal to or greater than 20% of the number of shares of common stock outstanding before such issuance, or (ii) the common stock has, or will have upon issuance, voting power equal to or greater than 20% of the voting power outstanding before such issuance.
     Pursuant to the merger agreement, at the effective time of the merger, each share of Wyeth common stock issued and outstanding (except for (i) shares of Wyeth restricted stock, the holders of which will be entitled to receive cash consideration pursuant to separate terms of the merger agreement, (ii) shares of Wyeth common stock held directly and/or indirectly by Wyeth and/or Pfizer, which will be canceled as a result of the merger, and (iii) shares with respect to which appraisal rights are validly exercised), will be converted into the right to receive, subject to certain adjustments as described in the Form S-4, a combination of $33.00 in cash, without interest, and 0.985 of a share of Pfizer common stock.
     As of January 31, 2009, Wyeth had 1,331,416,350 shares of common stock issued and outstanding. Thus, if the transaction had been consummated on January 31, 2009, Pfizer would have issued at least 1,311,445,105 shares of its common stock in the merger. As of February 13, 2009, Pfizer had 6,745,269,668 shares of common stock issued and outstanding and, therefore, based on the amount of common stock issued and outstanding on these dates, Pfizer would have issued 19.4% of its outstanding common stock in exchange for Wyeth’s outstanding stock. However, prior to the closing, holders of Wyeth stock options may exercise their options, holders of Wyeth restricted stock units may become entitled to receive Wyeth shares and holders of Wyeth’s $2 Convertible Preferred Stock and Wyeth’s Floating Rate Convertible Senior Debentures Due 2024 could convert such securities into Wyeth common stock, all of which would have the effect of increasing the number of shares of Wyeth common stock outstanding at the effective time of the merger. In addition, it is theoretically possible that the number of outstanding shares of Pfizer common stock may be reduced prior to the effective time of the merger. Therefore, based on the exchange ratio of 0.985, it is possible that, as a result of one or more of the foregoing accruing after the execution of the merger agreement, Pfizer could be required to issue an amount of common stock in excess of 20% of its outstanding common stock in the merger. Even though it is not expected that Pfizer would be required to issue an amount of common stock in excess of 20% of its outstanding common stock, in order to provide certainty that a Pfizer shareholder vote would not be required and to ensure that the conditions to the consummation of the merger were clear as of the execution date of the merger agreement, the parties negotiated a provision to ensure that the 20% threshold under section 312.03(c) of the NYSE Listed Company Manual would not be exceeded.

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     The merger agreement provides that if the total number of shares of Pfizer common stock issuable as a result of the merger, together with the shares, if any, of Pfizer common stock issuable upon conversion of $2 Pfizer Convertible Preferred Stock and Wyeth Floating Rate Convertible Senior Debentures Due 2024, would exceed 19.9% of the outstanding shares of common stock of Pfizer immediately prior to the effective time of the merger, the stock portion of the merger consideration will be reduced to the minimum extent necessary so that the number of shares of Pfizer common stock issued or issuable as a result of the merger will equal no more than 19.9% of Pfizer’s outstanding common stock and the cash portion of the merger consideration will be increased by an equivalent value (based on the volume weighted average price of Pfizer common stock for the five consecutive trading days ending two days prior to the effective time of the merger, as such prices are reported on the NYSE Transaction Reporting System). Thus, there is no circumstance where, in connection with the merger, Pfizer will issue a number of shares of common stock or securities that are convertible into or exercisable for common stock, that upon issuance will be equal to or greater than 20% of the outstanding shares of common stock of Pfizer immediately prior to the effective time of the merger. Therefore, no Pfizer shareholder vote will be required under section 312.03(c) of the NYSE Listed Company Manual.
Pfizer and Wyeth Unaudited Pro Forma Condensed Combined Financial Statements, page 25
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Estimate of Consideration Expected to be Transferred, page 30
5.	Please expand your disclosure in footnote (b) to clarify, if true, that the percentage used in the example of the changes in Pfizer’s stock price on the closing date of the merger is reasonably possible based on the volatility of the stock. Also disclose how the increase or decrease in consideration will impact the amounts presented in the unaudited pro forma condensed combined financial statements.
Response
     In response to the Staff’s comment, Pfizer has revised footnote 4(b) to the unaudited pro forma condensed combined financial statements in Amendment No. 1 to the Form S-4. Pfizer believes that an increase or decrease by as much as 40% in the Pfizer common stock price

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on the closing date of the merger from the common stock price assumed in these unaudited pro forma condensed combined financial statements, is possible based upon the observable financial market expectations and the recent history of Pfizer’s common stock price. In arriving at the 40% rate used, Pfizer considered several factors, including (i) a 40% implied volatility observed in the trading of Pfizer stock options at the time of a recent Pfizer stock option grant; (ii) a 42% fluctuation observed in the high/low trading prices of Pfizer common stock between the time the proposed acquisition of Wyeth was announced and the time these unaudited pro forma condensed combined financial statements were prepared; and (iii) a 32% change in the closing prices of Pfizer common stock at the time these unaudited pro forma condensed combined financial statements were prepared compared to a year ago.
Estimate of Assets to be Acquired and Liabilities to be Assumed, page 31
6.	Please refer to your disclosure in footnote (a) that Pfizer does not have sufficient information at this time as to the specific finished goods on hand, the stage of completion of work-in-progress or the types and nature of raw materials and supplies. Please explain to us why the estimate of the inventory fair value adjustment based on referencing selected acquisition transactions in the life science, consumer and animal health sectors and relying on those inventory valuation trends is factually supportable.
Response
     In response to the Staff’s comment, Pfizer has revised footnote 5(a) to the unaudited pro forma condensed combined financial statements in Amendment No. 1 to the Form S-4. We respectfully submit to the Staff that for many assets acquired, the application of a fair value standard can result in increases or decreases to book value; but the fair valuation of inventory should ordinarily result in an increase to pre-acquisition book value due to lower of cost or market requirements. This is particularly true in the pharmaceutical industry where the selling price is significantly influenced by ownership of intellectual property and less by the costs associated with the manufacturing of the products. Having experienced similar fair value increases to the book value of inventory acquired in Pfizer’s 2003 Pharmacia transaction (valued at approximately $56 billion), Pfizer believes that including a fair value step-up adjustment for inventory is factually supportable and will give an investor a reasonable indication of the adjustment that is likely to occur.
7.	Please expand your disclosure in footnote (c) to highlight any uncertainties regarding the effects of amortization periods assigned to intangible assets.
Response
     In response to the Staff’s comment, Pfizer has revised footnote 5(c) to the unaudited pro forma condensed combined financial statements in Amendment No. 1 to the Form S-4.
8.	Please refer to footnote (f). Please revise your disclosure to clarify how the total amount for deferred tax and other tax adjustments totaling $19.322 billion was computed. Revise your footnote disclosure to pro forma adjustment (c) as appropriate.

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Response
     In response to the Staff’s comment, Pfizer has revised footnote 5(f) to the unaudited pro forma condensed combined financial statements in Amendment No. 1 to the Form S-4.
9.	Please update your estimates of fair value when Pfizer has sufficient information as to the assets to be acquired and liabilities assumed.
Response
     Pfizer will update its estimates of fair value in applicable securities filings if it obtains sufficient information as to the assets to be acquired and liabilities assumed. However, Pfizer believes that it is unlikely that it will have sufficient additional information to update the unaudited pro forma condensed combined financial statements prior to the effective time of the merger.
Pro Forma Adjustments, page 34
10.	Based on your disclosure in Note 5(c), it appears that amortization of intangibles should be greater than the amount disclosed in pro forma adjustment (a). Please revise your disclosure to show how the adjustment was computed.
Response
     In response to the Staff’s comment, Pfizer has revised footnote 6(a) to the unaudited pro forma condensed combined financial statements in Amendment No. 1 to the Form S-4.
11.	The tax effect of any pro forma adjustments should be calculated at the statutory rate in effect during the periods presented. Please refer to Rule 11-02(b)(7) of Regulation S-X. Please revise your footnote to pro forma adjustment (c) to clarify why the different tax rates used are factually supportable.
Response
     Pfizer believes that it has complied with the requirements of Rule 11-02(b)(7) of Regulation S-X in preparing the unaudited pro forma condensed combined financial statements. However, in order to address the Staff’s comment, Pfizer has revised footnote
6(c) to the unaudited pro forma condensed combined financial statements in Amendment No. 1 to the Form S-4.

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Risk Factors, page 40
12.	Please consider adding a risk factor discussing the litigation related to the merger you disclose on pages 12 and 104, including the risk that such litigation could prevent the merger from becoming effective, or from becoming effective within the agreed upon timeframe.
Response
     In response to the Staff’s comment, an additional risk factor with respect to the litigation related to the merger has been added to page 45 of Amendment No. 1 to the Form S-4.
13.	Please include a risk factor disclosing that Wyeth’s officers and directors have interest in the merger that may be different from Wyeth’s other stockholders. This discussion should quantify the aggregate cash payments that each officer and director is entitled to upon completion of the merger.
Response
     In response to the Staff’s comment, an additional risk factor regarding the interests of Wyeth’s officers and directors in the merger which may be different from Wyeth’s other stockholders has been added on page 43 of Amendment No. 1 to the Form S-4.
If Pfizer’s financing for the merger becomes unavailable, the merger may not be completed, page 42
14.	We note that various places throughout the proxy statement/prospectus, in explaining the exchange ratio, you disclose that the exchange ratio will be adjusted if the exchange ratio would result in Pfizer issuing in excess of 19.9% of its outstanding common stock as a result of the merger; and that in such a circumstance, the exchange ratio will be reduced to the minimum extent necessary so that the number of shares of Pfizer common stock issued or issuable as a result of the merger will equal no more than 19.9% of its outstanding common stock and the cash portion of the merger consideration will be increased by an equivalent value. Please consider adding an additional risk factor discussing the risk that you will be required to adjust the exchange ratio, and that significant additional cash could be required as a result, and any potential consequences of such an adjustment.
Response
     As discussed above in response to Comment No. 4, the merger agreement provides for a downward adjustment to the exchange ratio and corresponding increase in the cash consideration if the merger would result in Pfizer issuing 20% or more of the outstanding shares of Pfizer common stock. However, as disclosed in the Form S-4, neither Pfizer, nor Wyeth anticipates that any adjustment to the exchange ratio will be

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necessary. In addition, if an adjustment becomes necessary, Pfizer believes that the amount of additional cash consideration to be paid would likely not be material relative to the total consideration to be paid in the merger. Moreover, Pfizer is confident that it will have available to it the cash necessary to fund any foreseeable increase in cash consideration. Further, any increase in cash consideration would not have a tax impact on Wyeth’s shareholders as the transaction is taxable to Wyeth’s shareholders. Additionally, the possibility of an adjustment is disclosed throughout the Form S-4. Therefore, we respectfully submit that a risk factor with respect to the potential adjustment is not appropriate, given that an adjustment is not expected and even if it were to occur, the total value of the transaction will remain the same for Wyeth shareholders and there is little risk that Pfizer would not be able to fund any additional cash amount.
Pfizer has incurred substantial additional indebtedness to finance the merger and will assume Wyeth’s existing indebtedness upon completion of the merger, which will decrease Pfizer’s business flexibility and increase its borrowing costs, page 43
15.	Please quantify Wyeth’s current debt obligations and describe the applicable debt covenants.
Response
     In response to the Staff’s comment, Pfizer has revised the risk factor on page 45 of Amendment No. 1 to the Form S-4 to quantify Wyeth’s current debt obligations and describe the applicable debt covenants.
Background of the Merger, page 48
16.	We note that Pfizer’s board of directors, legal and financial advisors performed a thorough review of Wyeth’s business and analyzed whether it should continue to pursue a transaction with Wyeth. Please revise the discussion of the August 20 meeting to describe the results of the review of Wyeth’s business and the analysis.
Response
     In response to the Staff’s comment, we have revised pages 51 and 52 of Amendment No. 1 to the Form S-4 to provide a description of certain relevant topics discussed at the August 20, 2008 meeting. We respectfully submit that it would not be meaningful to Wyeth shareholders to provide an additional level of detail with respect to the discussions held at Pfizer’s August 20, 2008 board of directors’ meeting. As noted in the Form S-4, all of the information discussed at Pfizer’s August 20, 2008 board of directors’ meeting was based on publicly available information. In addition, the Form S-4 already discloses that the result of the meeting was that the board of directors of Pfizer authorized management to make a proposal to Wyeth regarding a potential business combination transaction.

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17.	Please revise the discussion of the September 25, 2008 meeting to describe the potential strategic alternatives that were discussed. What was said about remaining as an independent company and potential alternative transactions? Was soliciting competing offers considered? What were the perspectives on the prospects of a third party making a competitive proposal?
Response
     In response to the Staff’s comment, the discussion of Wyeth’s September 25, 2008 board meeting has been revised on page 52 of Amendment No. 1 to the Form S-4 to further describe matters outlined in the Staff’s comment. We supplementally advise the Staff that there was no meaningful consideration at this early stage of soliciting competing offers and, additionally, that a discussion regarding such consideration is included in the description of Wyeth’s November 20, 2008 board meeting (see page 56 of Amendment No. 1 to the Form S-4, which was revised in response to Comment No. 26).
18.	Please describe the business opportunities and challenges that Wyeth might anticipate over the next five years which were reviewed at the September 25, 2008 meeting.
Response
     The disclosure appearing on page 52 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
19.	Please expand your disclosure of the September 25, 2008 Wyeth board meeting to disclose which key assumptions the board asked that management update in their analyses of the potential transaction.
Response
     The disclosure appearing on pages 52 and 53 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
20.	We note the Mr. Poussot communicated a number of questions to Mr. Kindler on September 26, 2008 regarding the expected synergies and pro forma dividends. In an appropriate location it the background section, please provide a discussion of expected synergies and expected pro forma dividends.

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Response
     In response to the Staff’s comment, the discussion of the expected pro forma dividend and expected synergies on page 56 of Amendment No. 1 to the Form S-4 has been expanded.
     With respect to a detailed discussion of synergies expected to be accomplished as a result of the merger, we refer the Staff to our response to Comment No. 47 and our revised disclosure on page 87 of Amendment No. 1 to the Form S-4, as we believe that the “Pfizer Reasons for the Merger” section is the appropriate section of the Form S-4 to discuss expected synergies.
21.	Please expand the discussion of the October 5 and October 9 meetings to describe Wyeth’s financial plan through 2015, including the assumptions, risks and opportunities.
Response
     In response to the Staff’s comment, the discussion of Wyeth’s October 12, 2008 board meeting has been revised on page 53 of Amendment No. 1 to the Form S-4 to describe further the assumptions, risks and opportunities in the plan presented to the Wyeth board of directors. We supplementally advise the Staff that the matters discussed at the October 12, 2008 Wyeth board meeting regarding the financial plan were consistent with the discussions held with the Advisory Group during its October 5 and October 9, 2008 meetings, which were referenced in the Staff’s comment.
22.	Please revise the discussion of the November 9, 2008 special meeting to describe the revised financial plan and the viability of the plan given the deterioration of the market. Additionally, identify the changes in the industry environment that were already negatively affecting the plan.
Response
     The disclosure appearing on pages 54 and 55 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
23.	Please describe the market performance of Pfizer. Wyeth and their industry peers since Pfizer made its September 9 Proposal.

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Response
     In response to the Staff’s comment, the market performance of Pfizer, Wyeth and their industry peers from the time of the September 9 Proposal through the time of Wyeth’s November 9, 2008 board meeting has been included in the discussion regarding Wyeth’s November 9, 2008 board meeting. See page 55 of Amendment No. 1 to the Form S-4.
24.	In your discussion of the Wyeth board meeting reviewing the November 5 Proposal, please detail the, “number of questions...raised regarding Pfizer’s proposed financing and various matters relating to future value of Pfizer shares.”
Response
     The disclosure appearing on page 55 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
25.	Please expand the discussion of the November 19, 2008 meeting to describe the financing structure, preliminary synergy assumptions, Pfizer’s annual dividend, Pfizer’s applicable tax rate, and Pfizer’s views on the strengths and prospects of the combined company.
Response
     In response to the Staff’s comment, we have expanded the discussion of the financing structure, preliminary synergy assumptions, Pfizer’s annual dividend, and Pfizer’s applicable tax rate on page 56 of Amendment No. 1 to the Form S-4.
     With respect to a detailed discussion of synergies expected to be accomplished as a result of the merger, we respectfully refer the Staff to our response to Comment No. 47 and the revised disclosure on page 87 of Amendment No. 1 to the Form S-4, as we believe that the “Pfizer’s Reasons for the Merger” section is the appropriate section of the Form S-4 to discuss expected synergies and the strengths and prospects of the combined company.
26.	Please revise the description of the November 20, 2008 meeting to describe the advantages and disadvantages of initiating conversations with third parties about a potential business combination.
Response
     The disclosure appearing on page 56 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
27.	Please clarify if, at any time, Mr. Kindler, or any other representative of Pfizer, was made aware of the discussions between representatives of Wyeth and Company X.

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Response
     The disclosure appearing on page 58 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
28.	Please revise the discussion of the January 6, 2008 meeting to identify the other significant issues that would have to be addressed with Pfizer.
Response
     The disclosure appearing on page 59 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
29.	In your discussion of the January 25, 2009 Pfizer board meeting, please provide the material details of the financial aspects of the transaction discussed by representatives of Goldman Sachs, Merrill Lynch, and J.P. Morgan.
Response
     Goldman Sachs, Merrill Lynch and J.P. Morgan were retained to advise the Pfizer board of directors and management in connection with the merger. Throughout Pfizer’s negotiations with Wyeth, these financial advisors advised Pfizer with respect to financial aspects of the merger and, as described in the Form S-4, assisted Pfizer in negotiations with Wyeth. At the January 25, 2009 Pfizer board of directors meeting, the financial advisors presented a financial analysis with respect to Wyeth and the Merger. Such analysis was prepared for, and at the request of, the Pfizer board of directors to assist it in evaluating the merger. As Pfizer shareholders are not being asked to vote on the merger, we respectfully submit that no additional disclosure with respect to the analysis set forth by the financial advisors at the January 25, 2009 Pfizer board of directors meeting should be required.
30.	Please describe the financial forecasts for each of Wyeth and Pfizer on a standalone basis and the impact the transaction would have on these forecasts.
Response
     We refer the Staff to the sections entitled “Wyeth Unaudited Prospective Financial Information” and “Pfizer Unaudited Prospective Financial Information” set forth on pages 87 and 89, respectively, of Amendment No. 1 to the Form S-4. These sections disclose the prospective financial information of each company for the fiscal years 2009 — 2013. Each of Pfizer’s and Wyeth’s respective board of directors and financial advisors had access to this information in connection with the merger.
     We respectfully refer the Staff to the section entitled “Pfizer and Wyeth Unaudited Pro Forma Combined Financial Statements” on page 25 of Amendment No. 1 to the Form S-4, which reflects the unaudited pro forma condensed combined statement of income of Pfizer and Wyeth as if the merger had occurred on January 1, 2008 and the unaudited pro forma condensed combined balance sheet of Pfizer and Wyeth as if the

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merger had occurred on December 31, 2008, the purpose of which are to provide the Wyeth shareholders with information as to how the combined company’s historical financial information may have appeared had the merger been consummated on the dates provided. We respectfully submit that a description of the impact of the transaction on Pfizer and Wyeth’s financial projections should not be required. Such a description would require Pfizer to make public disclosure of its internal financial forecasts for Pfizer after giving effect to the merger even before the merger closes. Pfizer does not generally make public its long-term projections and only included the prospective financial information referred to above because the Pfizer and Wyeth boards, and their respective advisors, had access to such information in connection with their review and evaluation of the merger.
31.	In your discussion of the January 25, 2009 Wyeth board meeting, please expand your disclosure of the potential execution risks associated with the proposed merger as presented to the board by Wyeth’s senior management, financial advisors, and outside legal counsel.
Response
     The disclosure appearing on page 62 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
Opinions of Wyeth’s Financial Advisors, page 63
32.	Please supplementally provide us with copies of any materials prepared by Morgan Stanley and Evercore in connection with its fairness opinion, including, among other things, any board books, draft of fairness opinions provided to the board of directors, and any summaries of presentations made to the board of directors. We may have further comments on your disclosure once we have had the opportunity to review these materials.
Response
     The presentation materials prepared by each of Morgan Stanley and Evercore for the Wyeth board of directors at its January 25, 2009 meeting and separately summarized under the caption “Opinions of Wyeth’s Financial Advisors” are being provided to the Staff under separate cover by the respective counsel for each of Morgan Stanley and Evercore on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, each of Morgan Stanley’s and Evercore’s respective counsel has requested that such materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for each of Morgan Stanley and Evercore also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

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Opinion of Morgan Stanley, page 63
33.	We note the sentence in the second paragraph of this section stating that “[t]he summary of the written opinion of Morgan Stanley set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.” Please delete this sentence since investors are entitled to rely upon your disclosure.
Response
     The referenced sentence has been deleted and the first sentence of the referenced paragraph has been modified on page 67 of Amendment No. 1 to the Form S-4 to provide for incorporation by reference of the Morgan Stanley opinion.
34.	Please revise the Analysis of Precedent Transactions to identify the selected transactions, the premium paid and the year of the transaction. Were these companies the only transactions occurring during this period in which the target company was a large capitalization publicly traded pharmaceutical company? How did you define “large capitalization?” If there were any other transactions that met your criteria and were excluded from your analysis, please identify the excluded transactions and explain why they were excluded from your analysis.
Response
     In response to the Staff’s comment, a table has been added to the Analysis of Precedent Transactions section beginning on page 70 of Amendment No. 1 to the Form S-4 identifying the parties to each of the 22 referenced transactions and the dates of those transactions. The description of Morgan Stanley’s Analysis of Precedent Transactions already included summary information relating to the premia paid in these precedent transactions (i.e., high, low, mean and median premia 1-day, 1-week and 4-weeks prior to announcement). It is respectfully submitted that setting forth detailed premia information for each of these individual transactions would not be useful to an understanding of Morgan Stanley’s analysis.
      The Analysis of Precedent Transaction beginning on page 69 of Amendment No. 1 to the Form S-4 has been clarified to make it clear that the transactions included were transactions announced between December 2, 1998 and July 18, 2008 in which the target was a publicly traded pharmaceutical company and the aggregate transaction value was at least $5 billion. Morgan Stanley is not aware of any transactions meeting these criteria other than those used in its analysis.
35.	We note that the Comparable Company Analysis relied on comparable healthcare companies that shared similar characteristics with Wyeth. Please explain how you determined that healthcare companies were comparable and what similar characteristics these companies had. To the extent that any other companies met the criteria for selection but were excluded from your analysis, please identify these companies and explain why they were excluded from the

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analysis. Similarly, revise the discussion of Evercore’s Selected Companies Trading Analysis.
Response
      The disclosure appearing on page 71 of Amendment No. 1 to the Form S-4 has been modified to reflect the fact that Morgan Stanley considered a number of factors such as global presence, large market capitalization, business mix, product lines and product development activities in selecting the companies used by Morgan Stanley in this analysis. Morgan Stanley selected the companies used in this analysis based on Morgan Stanley’s professional judgment and experience and did not utilize any bright line criteria. Accordingly, no companies meeting any such criteria were excluded by Morgan Stanley from its analysis.
      With respect to the portion of the Staff’s comment to disclose the criteria used for selecting companies in Evercore’s selected companies trading analyses, the disclosure appearing on pages 80 and 83 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment. With respect to the portion of the Staff’s comment as to whether any companies meeting the selection criteria were excluded from Evercore’s selected companies trading analyses, we supplementally advise the Staff that Evercore did not exclude from its selected companies trading analyses companies that Evercore identified as meeting the selection criteria. We note for the Staff, however, as is noted in the current disclosure appearing on page 85 of Amendment No. 1 to the Form S-4, that no company used in Evercore’s analyses as a comparison is identical to Wyeth or Pfizer and that Evercore’s analyses necessarily involve judgment. In light of the foregoing and the Staff’s comment, we have added disclosure on page 85 of Amendment No. 1 to the Form S-4 to indicate that Evercore’s selected companies trading analyses may not necessarily utilize all companies that could be deemed comparable to Wyeth or Pfizer.
36.	Please tell us how you determined that an 8.5% and 7.5% to 9.5% cost of equity was appropriate. Similarly tell us why you used 9.0x to 11.0x and 8.0x to 10.0x P/E multiple ranges.
Response
      The cost of equity was calculated using the capital asset pricing model, which is described on page 72 of Amendment No. 1 to the Form S-4. Using this model, and based on its professional judgment, Morgan Stanley selected a 7.5% to 9.5% cost of equity range, and used 8.5% as the cost of equity for purposes of the Equity Research Analyst Price Target Analysis as it is the midpoint of that range. Similarly, as disclosed on pages 72 and 73 of Amendment No. 1 to the Form S-4, the 9.0x to 11.0x P/E multiple range used by Morgan Stanley for Wyeth and the 8.0x to 10.0x P/E multiple range used by Morgan Stanley for Pfizer were selected by Morgan Stanley based on the next twelve month P/E multiples of other healthcare companies that Morgan Stanley viewed as sharing comparable characteristics to each of the Wyeth and Pfizer, respectively.

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37.	We note that several of the analyses employed by Morgan Stanley relied upon, “Wall Street analyst estimates” for certain variables. Please provide additional detail of how these estimates were established, for example, which analyst estimates were used, if such estimates are publicly available, how multiple estimates were averaged, and if the same analyst estimates were used for each particular analysis.
Response
      The disclosure has been supplemented to specify the source of the Wall Street analyst estimates used in each place in which such estimates are referenced.
38.	Please explain how you selected the ranges used in the Sum of the Parts Analysis.
Response
      The disclosure appearing on page 73 of Amendment No. 1 to the Form S-4 has been supplemented to describe how Morgan Stanley selected the ranges used to value Wyeth’s Nutrition, Consumer and Animal Health divisions. The proxy statement/prospectus already described how Morgan Stanley selected the range used to value Wyeth’s Pharmaceutical division on pages 73 and 74.
39.	Please explain how you selected the free cash flow growth rated and weighted average cost of capital for the Discounted Cash Flow Analysis and the Synergies Valuation.
Response
      The disclosure appearing on page 74 of Amendment No. 1 to the Form S-4 has been supplemented in response to the Staff’s comment.
40.	Please disclose the portion of the fee payable to Morgan Stanley that is contingent on completion of the merger. Similarly disclose the portion of Evercore’s fee that is contingent on completion of the merger.
Response
      The disclosure appearing on pages 76 and 86 of Amendment No. 1 to the Form S-4 has been supplemented in response to the Staff’s comment.
Opinion of Evercore Group, L.L.C., page 73
41.	We note the sentence in the second paragraph of this section stating that, “[t]he following is a summary of Evercore’s opinion and is qualified in its entirety by

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reference to the full text of the opinion.” Please delete this sentence since investors are entitled to rely upon your disclosure.
Response
      The disclosure appearing on page 77 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
42.	We note that the Selected Companies Trading Analysis applied a range of selected multiples to corresponding financial data of Wyeth. Did the multiples for all the selected companies fall within the ranges used? If not, please disclose how many fell outside the ranges used.
Response
      We supplementally advise the Staff that, since Evercore applied ranges of selected multiples in its selected companies trading analyses, certain multiples for the selected companies necessarily fell outside the ranges of the selected multiples applied in such analyses. We further advise the Staff that Evercore and the Wyeth board did not consider or quantify how many multiples fell outside the selected multiples ranges and that the current disclosure describes the material aspects of Evercore’s selected companies trading analyses as considered by Evercore and reviewed with the Wyeth board. Specifically, such disclosure identifies the selected companies and financial data of Wyeth and Pfizer reviewed by Evercore for purposes of such analyses, reflects the ranges of selected multiples applied in such analyses, and sets forth a comparison of the implied per share equity reference ranges derived from such analyses with, in the case of Wyeth, the implied per share merger consideration and, in the case of Pfizer, the closing stock price of Pfizer on January 22, 2009. In addition, in response to the Staff’s Comment No. 45, we have expanded the disclosure on pages 80 and 83 of Amendment No. 1 to the Form S-4 to reflect how the selected multiples were determined. In light of the foregoing, we believe no further disclosure is required or appropriate.
43.	In the tables of past acquisitions used for comparisons, please include the year of each transaction in the table and the premium paid.
Response
      With respect to the portion of the Staff’s comment to disclose the years of the selected transactions, the disclosure appearing on page 81 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
     With respect to the portion of the Staff’s comment to disclose the premiums paid in the selected transactions used for comparison, we believe that the current disclosure describes the material aspects of Evercore’s premiums paid analysis as considered by Evercore and reviewed with the Wyeth board of directors. We supplementally advise the Staff that individual premiums paid in the selected transactions were not independently compared with the premiums implied for Wyeth based on the merger consideration. Rather, as indicated by the current disclosure, Evercore reviewed the premiums paid in the selected transactions in order to derive a range of selected premiums

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for purposes of calculating implied per share equity reference ranges for Wyeth, which implied per share equity reference ranges were then compared with the implied per share merger consideration. In light of the foregoing, we believe the requested disclosure would not add materially relevant information and would inappropriately shift the focus of the disclosure from the manner in which such analysis was evaluated by Evercore and the Wyeth board of directors. Accordingly, no revisions have been made to the disclosure in this regard.
44.	Please explain how you determined the appropriate discount rate for the Discounted Illustrative Future Stock Price Analysis and the Discounted Cash Flow Analysis.
Response
      We believe that the current disclosure appearing on page 79 of Amendment No. 1 to the Form S-4 addresses the Staff’s comment. Specifically, such disclosure indicates that the discount rates used in Evercore’s analyses were derived taking into consideration, among other things, a cost of equity calculation (in the case of Evercore’s discounted illustrative future stock price analyses) and a weighted average cost of capital calculation (in the case of Evercore’s discounted cash flow analyses). However, in light of the Staff’s comment, we have revised the disclosure on page 79 of Amendment No. 1 to the Form S-4 to clarify that cost of equity and weighted average cost of capital calculations are commonly used methods for calculating discount rates in financial analyses.
45.	Please explain how you determined the appropriate discount rate for the Discounted Illustrative Future Stock Price Analysis and the Discounted Cash Flow Analysis.
Response
      The disclosure appearing on pages 80, 83 and 84 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff’s comment.
Pfizer’s Reasons for the Merger, page 82
46.	Please describe Pfizer’s strategic priorities.
Response
      The disclosure appearing on page 86 of Amendment No. 1 to the Form S-4 has been revised to include a description of Pfizer’s strategic priorities.
47.	In an appropriate location in your document, please explain Pfizer’s expected $4 billion in synergies. The discussion should include the material assumptions on which this expectation is based.

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Response
     The disclosure appearing on page 87 of Amendment No. 1 to the Form S-4 has been revised in response to the Staff's comment.
Executive Compensation — Compensation Discussion and Analysis, page 173
Annual Cash Incentive Awards, page 179
48.	In some instances your disclosure regarding goals appears inconsistent. For example, on page 180 you state “we do not prospectively set all or any specific financial goal or any other element of the business plan as specific Wyeth goal or target for purposes of these awards.” We note that this disclosure was provided in response to comments issued on August 21, 2007. It appears from the following statements that the Compensation Committee used the business goals in determining compensation to be issued.
•	On page 176 you state, “we pay annual cash incentive awards to encourage our executives to make decisions that improve performance with respect to essential value drivers, ... among other things EPS, cost management, achievements in research and development, and regulatory compliance.”
•	On page 176 you state, “[T]he ultimate value of performance share unit awards granted under our long-term equity incentive award program depends upon our EPS performance against internal targets...”

•	On page 177 you state “[B]asing the number of shares earned upon conversion of performance unit awards primarily on EPS, with TSR ranking serving as a key additional factor, reflects two important sets of corporate objectives. First is Wyeth’s performance against our internal goals...”

•	On page 179 you state, “[I]n years in which we have achieved our business objectives, annual cash incentive awards for named executive officers have typically ranged between 100% and 200% of base salary.”

•	On page 180 you state, “annual cash incentive awards are based on the Compensation Committee’s assessment of Wyeth’s performance against the business plan during the calendar year, the Compensation Committee’s assessment of each individual executive’s contribution to that performance, and other accomplishments...”
Please clarify the extent to which your compensation awards are based on the achievement of corporate and/or individual goals, including a goal of achieving aspects of your business plan. To the extent that they awards are based on the achievement of such goals, you should revise your disclosure to specifically describe these goals. To the extent that the goals are quantified, your discussion should also be quantified. We note your statement in your letter dated October 22, 2007 that some aspect of your performance relative to the business plan could involve competitive arm. To the extent you believe the requested information is likely to cause competitive harm if disclosed, please provide us with a detailed analysis supporting your determination that the

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information is likely to cause competitive harm and is therefore appropriate for confidential treatment.
Response
      Wyeth acknowledges the Staff’s comment and respectfully confirms that its annual cash incentive award program for its named executive officers is a fully discretionary plan. Wyeth does not set company performance goals or targets for purposes of its annual cash incentive award program for its named executive officers. Rather, each executive is evaluated based on his or her individual performance and contribution to Wyeth’s overall performance taking into account the context of the business environment. Wyeth’s Compensation and Benefits Committee has full discretion (subject to the putative maximum award amount under Wyeth’s Executive Incentive Plan) to determine the annual cash incentive award to be paid to each of the named executive officers.
      Wyeth respectfully notes that, as enumerated below, several of the examples from its disclosure referenced in the comment letter relate to Wyeth’s performance share unit awards, which are a form of long-term equity incentive compensation and operate differently from the determinations under Wyeth’s annual cash incentive award program. In the case of Wyeth’s performance share unit awards, Wyeth’s Compensation and Benefits Committee does apply specific performance targets (earnings per share and total stockholder return ranking) to determine whether and to what extent awards have been earned, which targets are described and quantified on pages 182 and 183 and 189 and 190 of Amendment No. 1 to the Form S-4.
      As Wyeth does not set such performance targets for purpose of its annual cash incentive award program for its named executive officers, Wyeth includes detailed disclosure of the factors that the Compensation and Benefits Committee considered most significant when utilizing its discretion to determine the actual 2008 annual cash incentive award for each named executive officer for the completed year on pages 185 through 187 of Amendment No. 1 to the Form S-4.
     With respect to the examples from its disclosure referenced by the Staff, Wyeth respectfully notes the following:
(a)	The second example cited on page 176 and the example cited on page 177 of the Form S-4 relate to performance share unit awards rather than to annual cash incentive awards.

(b)	The first example cited on page 176 was intended to provide a general sense of the purpose of the annual cash incentive award program, rather than to suggest that Wyeth's Compensation and Benefits Committee prospectively sets specific goals or targets for these awards, which it does not.

(c)	The reference contained on page 179 of the Form S-4 cited by the Staff was intended by Wyeth to provide an example of the general magnitude of annual cash incentive awards relative to base salary, rather than as an indication that Wyeth’s Compensation and Benefits Committee prospectively sets specific goals or targets for these awards, which it does not.

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(d)	The reference contained on page 180 of the Form S-4 cited by the Staff describes the review of Wyeth’s performance by Wyeth’s Compensation and Benefits Committee as one of the factors Wyeth’s Compensation and Benefits Committee considers in its discretionary determination of annual cash incentive awards. However, as described in that same paragraph in the Form S-4 and in Amendment No. 1 to the Form S-4, Wyeth’s Compensation and Benefits Committee does not prospectively set all or any specific financial goal or other element of the business plan as a specific goal or target for purposes of annual cash incentive awards. As described above, the actual factors that Wyeth’s Compensation and Benefits Committee considered most significant when determining the actual 2008 annual cash incentive award for each named executive officer for the completed year are disclosed in detail.
     In light of the Staff’s comment, Wyeth has revised its disclosure on page 182 of Amendment No. 1 to the Form S-4, as well as in Wyeth’s disclosure on pages 14 and 17 of its Annual Report on Form 10-K/A for the year ended December 31, 2008, filed on April 30, 2009, in order to further emphasize the discretionary nature of Wyeth’s annual cash incentive award program and the distinction in this regard between the annual cash incentive program and the performance share unit awards granted under its long term incentive program.
Pfizer
Form 10-K for the year ended December 31, 2008
Schedule 14A
Executive Compensation: Compensation Discussion and Analysis
Modifications to Our Executive Compensation Program, page 43
49.	We note your disclosure that your annual incentive program pool is funded based on your performance on revenues, adjusted diluted EPS and cash flow from operations. According to your disclosure, your performance must meet a threshold level in order for the pool to be funded. Please disclose the threshold for each of these measures.
Response
     As stated on page 43 of Pfizer’s 2009 Proxy Statement, our annual incentive program utilizes a pool that is funded based on Pfizer’s performance on three financial metrics — targeted revenue, adjusted diluted EPS and cash flow from operations. The pool funding

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percentage ranges from 0% (i.e., the pool is not funded unless performance exceeds a threshold level of performance) to 200% of target award levels.
     The table on page 47 of the 2009 Proxy Statement sets forth the 2008 targets, as well as the actual 2008 amounts, with respect to these metrics. As indicated in this table, actual 2008 performance exceeded the targets for all three measures.
     The threshold amounts for the three metrics for 2008 were as follows:

			Cash Flow
	Total	Adjusted	from
Financial Objective	Revenue	Diluted EPS	Operations	Funding %
Threshold	$47.0B	$2.20	$15.0B	0%
     We will include information concerning the threshold amounts for 2009 in our 2010 Proxy Statement.
50.	Please disclose the target amount of your short term incentive shift award.
Response
     The requested disclosures appear in the far right column of the table entitled “2009 Long-Term Equity Incentive Awards” on page 55 of the 2009 Proxy Statement. As shown in this column, the target STI Shift Award value for each of our Named Executive Officers (“NEOs”) is as follows:
Kindler — $1,912,500; D’Amelio — $900,000; Read — $900,000; Mackay — $787,500; and Goodman — $375,000.
     In its 2010 Proxy Statement, Pfizer will revise the heading of this column to make clear that it refers to the target amounts for such awards.
Setting Compensation Targets page 47
51.	We note your statement on page 47 that your committee typically establishes annual and long term incentive award opportunities. Does this mean that you set maximum or target annual and long term awards? If so, please revise to disclose these targets and/or maximum amounts.

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Response
     Pfizer did establish maximum and target amounts for its NEOs’ annual and long-term incentive awards for 2008. The table entitled “2008 Annual Cash Incentive Awards” on page 51 of the 2009 Proxy Statement shows the target and maximum annual incentive award opportunities for each of our NEOs for 2008. As disclosed in the 2009 Proxy Statement (beginning on page 43), payouts of these awards range from 0% to 200% of target, based on performance. In addition, as stated on page 50 of the 2009 Proxy Statement, each NEO’s target annual incentive award opportunity is set as a percentage of salary midpoint based on salary grade. All executives in the same salary grade receive the same preliminary targeted award value. Target annual incentive levels are based on an evaluation of competitive market data and internal equity.
     The table entitled “2009 Long-Term Equity Incentive Awards” on page 55 of the 2009 Proxy Statement shows the target Executive Long-Term Incentive (“ELTI”) award values for each of our NEOs. Subject to actual performance, a portion of the targeted ELTI value is delivered in Performance Shares, with payouts ranging from 0% to 200% based on our relative TSR vs. our pharmaceutical peers (see pages 52 and 53 of the 2009 Proxy Statement). In addition, a portion of the targeted ELTI value is delivered as an STI Shift Award, with payouts ranging from 0% to 200% of target based on performance (see page 52 of the 2009 Proxy Statement).
     As stated on page 52 of the 2009 Proxy Statement, targeted ELTI values are set based on competitive market data and are initially targeted at the median value of competitive market data. The preliminary target is the same for all executives within the same salary grade. Pfizer’s Compensation Committee may exercise its judgment to adjust these preliminary target award values to recognize and reward individual performance, to recognize the executive’s potential to assume greater responsibility, and to ensure retention.
CEO Performance Objectives, page 47
52.	We note that Mr. Kindler’s goals included:
•	Increasing the value of the Pfizer product portfolio;

•	Meeting product goals; and

•	Improving capital allocation.
To the extent that these goals were more specifically defined and/or quantified, the disclosure should also be more specific and/or quantified. Additionally, the extent to which Mr. Kindler achieved these goals should be more specifically described.
Response
     As stated on page 47 of Pfizer’s 2009 Proxy Statement, the Value Based Portfolio Goal consists of the change in the value of Pfizer’s Development Portfolio (spanning projects which achieve first-in-human approval) in expected Net Present Value terms on

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a year-to-year basis. Performance with respect to this goal is measured based on where actual portfolio value falls within a targeted range of values.
     Pfizer believes that any additional disclosure concerning the Value Based Portfolio Goal, product goals and capital allocation goals would result in substantial competitive harm, because such disclosure would provide our competitors and others with detailed non-public information concerning not only the molecules, formulas and products in our research and development pipeline, but also their values and their status in that pipeline and related business strategies, including when they are expected to come to market. Pfizer believes that these concerns satisfy the criteria set forth in the response to Question 118.04 in the Compliance and Disclosure Interpretations issued by the Commission’s Division of Corporation Finance on July 3, 2008, as well as the standards applicable to requests for confidential treatment made under Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended.
     The extent to which Mr. Kindler achieved these goals is set forth in the last paragraph on page 50 of the 2009 Proxy Statement.
Weightings Assigned to Each Performance Objective for the Other Named Executive Officers, page 48
53.	We note that you provide the corporate objectives for each named executive officer, and you further disclose that the remaining 30% of each named executive officer’s incentive award is based on individual objectives related to business unit performance. Please expand your disclosure to include the individual objectives for each named executive officer, and the extent of achievement of each goal such that a reader can understand the connection between the individual objectives and the incentive compensation awarded. To the extent the goals were quantified, your discussion should also be quantified.
Response
     As shown in the table entitled “Weightings Assigned to Each Performance Objective for the Other Named Executive Officers,” on page 48 of our 2009 Proxy Statement, 30% of the performance of the NEOs (other than Mr. Kindler) for 2008 was based on the achievement of divisional goals. Such goals were as follows:
Mr. D’Amelio: (1) developing a new capital deployment strategy; (2) addressing capital structure issues; (3) meeting or exceeding operating budget parameters; and (4) partnering with the businesses to improve U.S. cash flow and drive profit and loss.
Mr. Read: (1) optimizing the value of the portfolio; (2) building an established products business unit and capturing opportunities in emerging markets; (3) meeting or exceeding operating budget parameters for the business (revenue and a substantial portion of the expense base including targeted savings); and (4) driving profit and loss.
Dr. Mackay: (1) product goals (starts, proofs of concept, approvals); (2) implementing the “one Pfizer” operating model between Research and Development and Biotherapeutics and Bioinnovation; and (3) meeting operating unit budget targets.

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Dr. Goodman: (1) establishing a leadership team; (2) implementing Pfizer’s technology strategy; (3) implementing the “one Pfizer” operating model between Research and Development and Biotherapeutics and Bioinnovation; and (3) meeting operating unit budget targets.
     The extent to which the Other Named Executive Officers achieved these goals is set forth on pages 49 (under the heading “Named Executive Officer Performance”) and 50 (under the heading “2008 Performance Year Annual Incentive Award”) of Pfizer’s 2009 Proxy Statement.
     Pfizer will provide qualitative disclosure concerning the divisional goals for the Other Named Executive Officers in our 2010 Proxy Statement. However, for the reasons stated in the response to Comment No. 52, Pfizer believes that disclosure as to the quantification of such goals would result in substantial competitive harm and therefore that such disclosure is therefore not called for.
*          *          *
     Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Charles I. Cogut
Simpson Thacher & Bartlett LLP

Eric M. Swedenburg
Simpson Thacher & Bartlett LLP

Adam O. Emmerich
Wachtell, Lipton, Rosen & Katz

David K. Lam
Wachtell, Lipton, Rosen & Katz